April 1, 2010

Via EDGAR

Mr. Karl Hiller

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	United Refining Company

Form 10-K for the Fiscal Year Ended August 31, 2009

Filed November 30, 2009

Form 10-Q for the Fiscal Quarter Ended November 30, 2009

Filed January 14, 2010

Response Letter Dated March 3, 2010

File No. 001-06198

Dear Mr. Hiller:

United Refining Company (the “Company”) is filing this letter in response to SEC staff (the “Staff”) comments received by the Company in a letter dated March 23, 2010 with respect to the Form 10-K for the Fiscal Year Ended August 31, 2009 filed November 30, 2009 and the Form 10-Q for the Fiscal Quarter Ended November 30, 2009 filed January 14, 2010. For the Staff’s convenience, we have repeated the Staff’s comments in bold below followed by the Company’s response to aid in your review.

Form 10-K for the Fiscal Year Ended August 31, 2009

Consolidated Statements of Operations, page 34

1.	We note your response to prior comment 2 clarifying that you have omitted various costs of sales from your gross profit measures. If you continue to present gross profit in future filings, please ensure that you include DD&A of refinery property, plant and equipment in your gross profit measures, for all periods presented, in your income statements, MD&A and segment disclosures, and anywhere else in your filings that gross profit measures are shown.

We respectfully submit that, if the Company presents gross profits in future filings, the Company will include DD&A of refinery property, plant and equipment in the gross profit measures for all periods presented in the income statement, MD&A and segment disclosures, and anywhere else in the filings that gross profit measures are shown.

Please direct any questions or further communications relating to the above to James E. Murphy at (814) 723-1500 or to Martin R. Bring, Esq., counsel to the Company, at (212) 370-1300. Thank you for your attention to this matter.

Very truly yours,

/s/ James E. Murphy James E. Murphy
Chief Financial Officer

Box 780 • Warren, Pennsylvania 16365 • 814-726-4674 • FAX 814-726-4602